

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Chen Liangsheng
Chief Executive Officer
SYSWIN Inc.
9/F Syswin Building
No. 316 Nan Hu Zhong Yuan, Chaoyang District
Beijing 100102
The People's Republic of China

> **Re:** **SYSWIN Inc.**
> **Registration Statement on Form F-1**
> **Amendments One and Two, Filed November 10, and 12, 2010**
> **File Number 333-170350**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated November 10, 2010 that Xing Ye engages in real estate sales agency and consultancy services and has obtained all the permits, licenses, certificates required by PRC law in order to engage in real estate sales agency and consultancy services. We also note your statement that your revised PRC legal opinion, attached as Exhbit 99.2, was never intended to imply that Xing Ye does not engage in such services.

However, we continue to note the statement contained in Section 5(1) of such opinion that, pursuant to PRC regulations, "real estate sales agency and consultancy services refer to those sales agency and consultancy services provided to parties in a real estate transaction" and, because Xing Ye is not a "party" to a real estate transaction, Zhi Di shall not be deemed to engage in real estate sales agency or consultancy services.

If Xing Ye is not a "party" to a real estate transaction (and therefore not providing real estate sales agency and consultancy services pursuant to PRC regulation), the basis upon which you assert Xing Ye to be a real estate sales agency and consultancy service provider it is still not clear, nor is it clear why Xing Ye has registered as such. Please revise your prospectus to clarify these issues. We may have further comment.

2.   We note your response to comment two from our letter dated November 10, 2010, and the revised PRC legal opinion attached to the amendment filed on November 12, 2010. Please remove paragraph 5 because the assertions contained therein do not appear to be based on PRC Laws (and are, therefore, not legal opinions) and revise your prospectus accordingly.

As your PRC counsel states in the preamble to its opinion, it is "authorized by the Ministry of Justice of the PRC to issue legal opinions…in accordance with the published and publicly available laws and regulations of the PRC…" However, the assertions contained in paragraph 5 are based upon industry guidelines released by the "Association of China Real Estate Appraisers and Real Estate Brokers" and verbal consultation with local real estate regulatory authorities. As a result, they are not based on PRC Laws.

Moreover, the assertion contained in paragraph 5(2) that "local regulatory authorities may adopt implementation rules with more stringent standards…[than] rules or regulations promulgated by a regulatory body with a higher level of authority" does not appear to be applicable in this case because the verbal guidance you have described would actually dilute, instead of strengthen, the PRC Law described.

Finally, even if paragraph 5 were based on PRC Laws, we continue to note that the assertion contained therein (that Zhi Di is not engaged in real estate sales agency and consultancy services) is still conclusory in that it contains the apparent contradiction in Xing Ye's status (as noted in the preceding comment) and does not address the specific real estate agency and consultancy activities Zhi Di committed to undertake in the August 4, 2010 service agreement (which do appear to include commitments relating to specific property developers and sellers, thus making Zhi Di a "party" to a real estate transaction and "engaged in real estate sales agency and consultancy services" pursuant to the definition provided).

As set forth in the August 4, 2010 service agreement (attached as Exhibit 10.3):

- Zhi Di is to provide Xing Ye:

  o "operation and maintenance of professional real estate brokerage system CRM [disclosed by you on page 112 to be "the core business management system used by [y]our management team as a day-to-day work platform for [y]our sales professionals and managers…] WBS [disclosed by you on page 112 to "set forth the tasks required to achieve any objective within the work flow of a sales project..monitor the compliance with detailed operating procedures at each step of [y]our business and operational process…[and] provid[ing]a common framework for the overall planning of [y]our projects and…basis for dividing work into definable modules, and can be revised and updated as needed by [y]our project managers and employees."]; (Section 1.1(1)(2))

  o "management training and technology consulting service on business management process, project management and client management"; (Section 1.1(1)(3))

  o "client lists, distribution channels information…[and] consulting services on marketing strategy making and implementation"; (Section 1.1(2)(1))

  o "services on market research, business strategy, technical training, database marketing of land operating, promotion and investment inviting of municipal land operation, transaction appraisal of land and project investment, marketing agency and sales agency."; (Section 1.1(2)(2))

  o Information collection and filing of initial market of municipal land operation, business strategy study, marketing consulting, training, on marketing strategy planning, data base establishment, maintenance and management, and customer referral for municipal land operation; (Section 1.1(2)(3)); and

  o "refer[als of] real estate developers and clients to [Xing Ye]." (Section 1.1(2)(4))

We may have further comment.

3.   We note your response to comment three from our letter dated November 10, 2010 that your board approved the sale of Mr. Chen's holdings, as it believed that these transactions would be beneficial to the company in light of the potential business cooperation between the company and those purchasing such shares. Since the number of shares to be sold will based on the IPO price, the range of which had not yet been disclosed in any public filing, it would appear that the company had these transfers in mind when it determined the ratio of the forward split. Please revise your prospectus to disclose how your board considered the potential for business cooperation between Syswin and the other entities, and the number of shares to be sold to each entity, when it determined to effect the specific forward split in the ratio it did.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Branch Chief, at (202) 5513413 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3785 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Peter Huang, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (86) 10 6535 5577